UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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The following are included in this report on Form 6-K:

                                                              Sequential
     Exhibit                  Description                     Page Number
     -------                  -----------                     -----------

       1.         Press release, dated November 22, 2004           4







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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: November 23, 2004             By: /s/ Dafna Gruber
                                       ---------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer






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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                 Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


               ALVARION STRENGTHENS BWA MARKET PRESENCE IN RUSSIA
 New Orders Totaling Approximately $2 Million Received for Wireless Voice, Data
                     Networks From a Major Regional Operator

                                       ---

Tel- Aviv, Israel, November xx, 2004 - Alvarion Ltd. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced the receipt of orders from a new customer in Russia to build eMGW(TM) networks providing broadband data and toll-quality voice services to homes, small, and medium-sized businesses in the 1.5GHz frequency bands.

The operator, Kubanelectrosvyaz, a subsidiary of Southern Telecommunications Company (UTK), covers the southern Krasnodar territory and will install Alvarion networks in three of Russia's southern cities: Krasnodar, Sochi and Novorossiysk. One of the seven regional operators of the whole of Russia, UTK is owned by the giant, federal holding company, Sviazinvest Communications Investment. The orders were secured jointly with Sotcom, Alvarion's local partner for support and will be the company to manage the network deployments. The network is scheduled to be operational by the end of 2004.

Mr. Nikolay Martynenko, Technical Director of Southern Telecommunications Company (UTK), commented, "We are impressed with the quick delivery and expertise by the Alvarion/Sotcom deployment team. We appreciate the fact that the modularity of Alvarion's system allows us to build out as demand warrants, while receiving high quality services."

"With huge territories lacking in essential telecommunications infrastructure, broadband wireless is ideal for many regions in Russia, making this fast-growing market an important opportunity for Alvarion," said Zvi Slonimsky, CEO of Alvarion. "The combination of the industry's most extensive portfolio of robust, cost-effective BWA solutions together with our unmatched experience makes Alvarion the smart choice for operators in Russia and other similar locations looking to expand services and increase their market share."

            Mr. Igor Maizels, General Director of Sotcom, related, "Operators in Russia are all facing the same challenge of how to provide voice and data services to areas with little existing telecom infrastructure. Alvarion's eMGW(TM) is an ideal solution for many of Russian regional operators. We are marketing the system aggressively to expand Alvarion's penetration to bring much needed voice and data services throughout this fertile market."

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About Southern Telecommunications Company (UTK)
            "Southern Telecommunications Company" PJSC is one of seven largest telecom operators of Russia providing its customers with full range of advanced telecom services including local telephony, domestic and international long-distance telephony, IP-telephony, data transmission, access to the global Internet, ISDN, ADSL and other telecom services.
            For more information, visit www.stcompany.ru

About Sotcom
The SOTCOM Telephone Company is one of the leading private operators in Ryazan region, providing a full range of modern telecommunication services, including voice, data transmission and transport services. Its long-term experience as an operator, leverage their role as an official distributor of Alvarion and Alvarion's Technical and Training Center in Russia and CIS countries. During the last nine years, twenty wireless projects, totaling 50,000 lines, were successfully implemented by SOTCOM in Russia and CIS, including projects in Moscow, Chechen Republic, Baku (Azerbaijan) and other locations.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success


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for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.




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